UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amedment No. 2)*

Under the Securities Exchange Act of 1934

Magna Entertainment Corp.

(Name of Issuer)

Class A Subordinated Voting Stock, $0.01 par value

(Title of Class of Securities)

559211107

(CUSIP Number)

David M. Knott

485 Underhill Boulevard, Suite 205 Syosset, New York 11791

(516) 364-0303

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559211107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,238,964

	8.	Shared Voting Power 177,050

	9.	Sole Dispositive Power 3,379,164

	10.	Shared Dispositive Power 36,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,416,014

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 559211107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation IRS # 11-2873658

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,238,964

	8.	Shared Voting Power 177,050

	9.	Sole Dispositive Power 3,379,164

	10.	Shared Dispositive Power 36,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,416,014

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions) CO

Item 1.                   Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on July 11, 2007 (the “Initial Statement”), by the reporting persons with respect to the Class A Subordinated Voting Stock, par value $0.01 per share (the “Voting Stock”), of Magna Entertainment Corp., a Delaware corporation (the “Issuer”) is hereby amended to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Statement.

Item 4.                   Purpose of Transaction

Item 4 of the Initial Statement is hereby amended to read as follows:

The Reporting Parties originally acquired the Voting Stock solely for investment purposes in the ordinary course of business, and not with a view towards influencing any extraordinary corporate transaction, any change in the Issuer’s board of directors or management, or any other change in the Issuer’s business, corporate structure or capitalization.

This filing is being made because, on June 20, 2007, the Reporting Parties contacted the Issuer’s Executive Chairman requesting that the Issuer add an additional seat to its board of directors and name a director to that seat who would increase the board’s independence and reflect the interests of the Issuer’s U.S. stockholders.  Since sending the letter, the Reporting Parties have had additional communications with the Issuer’s management with respect to that request.  On September 13, 2007 the Issuer appointed Anthony Campbell to the Issuer’s Board of Directors. Mr. Campbell is a senior analyst of Dorset Management Corporation and a member of Knott Partners Management LLC. The Reporting Parties anticipate that, from time to time, they may further communicate with the Issuer and/or other relevant parties regarding board composition or other matters involving the Issuer.

Other than as set forth herein, neither of the Reporting Parties has any plans or proposals that relate to or would result in any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                   Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended to read as follows:

(a)           The Reporting Parties beneficially own an aggregate of 3,416,014 Voting Shares representing approximately 6.9% of the issued and outstanding shares of Voting Stock of the Issuer.  The percentage ownership of the Reporting Parties in the Issuer’s capital stock is based on 49,255,461 issued and outstanding shares of the Voting Stock as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed with the SEC.

(b)           Mr. Knott individually has the sole power to vote 3,238,964 shares of Voting Stock and dispose of 3,379,164 shares of Voting Stock held in the Partnerships’ accounts and the Managed Accounts, respectively.  Dorset and Mr. Knott may be deemed to share with certain of

Dorset’s clients and employees the power to vote that portion of 177,050 shares of Voting Stock held in their respective accounts and to dispose of that portion of 36,850 shares of Voting Stock held in the respective accounts of certain Dorset employees. 2,000 shares of the Voting Stock beneficially owned by the Reporting Parties represent an option to purchase Voting Stock held by Anthony Campbell. The shares of Voting Stock underlying the option may not be voted unless and until such option is exercised and such shares are issued.

None of the Partnerships or Managed Accounts (except through Mr. Knott) either holds or shares with any person the power to vote or to dispose of the Voting Stock.

(c)           The dates and amount of each transaction in the past 60 days with respect to the Voting Shares is listed on Exhibit A hereto.

(d)           The Partnerships and Managed Accounts have the right to receive dividends and proceeds from the sale of the shares of Voting Stock that may be deemed to be beneficially owned by the Reporting Parties. No individual person or entity has such right with regard to greater than five percent of the Common Stock.

(e)           Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Parties are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

See Items 4 and 5 above. The following table summarizes certain terms of the stock option that the Issuer has granted, as of the date hereof, to Anthony Campbell pursuant to the Issuer’s Long-Term Incentive Plan. The Long-Term Incentive Plan is listed in Item 7 and was previously filed with the Securities and Exchange Commission. The terms of such plan is incorporated herein by this reference. Under certain circumstances, the Reporting Person may be required to forfeit unvested shares of underlying unvested stock options.

Date of Grant	No. of Shares	Vesting Schedule
9/17/2007	10,000

Currently exercisable with respect to 1/5th of the shares and will become exercisable with respect to an additional 1/5th on each of September 17, 2008, September 17, 2009, September 17, 2010 and September 17, 2011.

Item 7.                   Material to be Filed as Exhibits

Exhibit Number	Exhibit Name

1	Schedule of Transactions by Reporting Parties

2	Magna Entertainment Corp. Long-Term Incentive Plan (incorporated herein by reference to exhibit 10.11 of the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 3, 2007

/s/ David M. Knott
David M. Knott

Dated: October 3, 2007	Dorset Management Corporation

	By:	/s/ David M. Knott
	Name:	David M. Knott
	Title:	President

EXHIBIT 1

SCHEDULE OF TRANSACTIONS

DATE OF PURCHASE/GRANT	NUMBER OF SHARES OF VOTING STOCK PURCHASED/GRANTED	PRICE PER SHARE ($)
9/17/2007	10,000 (1)	0.00
9/18/2007	10,000	2.57
9/19/2007	10,000	2.60

(1)           Represents shares issuable upon exercise of stock options.  On September 17th, 2007 Anthony Campbell was granted an option to purchase 10,000 shares of Class A Subordinate Voting Stock at an exercise price of $2.78. The option is currently exercisable with respect to 1/5th of the shares and will become exercisable with respect to an additional 1/5th on each of September 17, 2008, September 17, 2009, September 17, 2010 and September 17, 2011.